United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Explanatory Note

Vale is amending its report on Form 6-K furnished to the Securities and Exchange Commission on July 31, 2026 (File/Film Number: 001-15030 / 261226802) (the “Original 6-K”) solely for the purpose of adding Exhibit 101, which contains Interactive Data File disclosure in accordance with Rule 405 of Regulation S-T. Except as described above, this amendment does not amend any information set forth in the Original 6-K.

Contents

Consolidated Interim Income Statement 3
Consolidated Interim Statement of Comprehensive Income 4
Consolidated Interim Statement of Cash Flows 5
Consolidated Interim Statement of Financial Position 6
Consolidated Interim Statement of Changes in Equity 8
Performance 9
1. Corporate information 10
2. Significant events and transactions related to the three-month period ended June 30, 2026 11
3. Information by business segment and geographic area 11
4. Costs and expenses by nature 15
5. Taxes 16
6. Basic and diluted earnings per share 18
Working capital 19
7. Accounts receivable 20
8. Inventories 20
9. Suppliers and other payables 21
10. Cash flows from operating activities 21
Operating assets 22
11. Property, plant, and equipment 23
12. Provision for de-characterization of dam structures and asset retirement obligations 24
13. Intangible assets 25
14. Railway concessions 26
Financial management 27
15. Financial results 28
16. Financial assets and liabilities 29
17. Financial and capital risk management 30
18. Loans and borrowings 34
19. Leases 35
20. Other financial assets and liabilities 36
21. Cash flows from financing activities 37
Provisions, contingencies and other commitments 39
22. Brumadinho dam failure 40
23. Liabilities related to associates and joint ventures 42
24. Legal and administrative proceedings 44
Capital structure 46
25. Equity 47
Related parties 49
26. Investments in associates and joint ventures 50
27. Acquisitions and divestitures 51
28. Employee benefits 52
29. Related parties 53
Basis of preparation and other requirements 56
30. Basis of preparation of condensed consolidated interim financial statements 57
Report of independent registered public accounting firm 58

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2026	2025	2026	2025
Net operating revenue	3(b)	10,498	8,804	19,756	16,923
Cost of goods sold and services rendered	4(a)	(7,294)	(6,085)	(13,467)	(11,536)
Gross profit		3,204	2,719	6,289	5,387

Operating expenses
Selling and administrative	4(b)	(176)	(131)	(328)	(276)
Research and development		(185)	(159)	(316)	(282)
Pre-operating and operational stoppage	12	(100)	(71)	(149)	(161)
Other operating expenses, net	4(c)	(604)	(222)	(862)	(480)
Impairment and other results related to non-current assets, net	11, 13 and 27	16	(132)	(104)	(385)
Operating income		2,155	2,004	4,530	3,803

Financial income	15	122	112	250	228
Financial expenses	15	(409)	(404)	(827)	(786)
Other financial items, net	15	(186)	459	138	910
Equity results and other results in associates and joint ventures	23 and 26	100	(68)	136	(9)
Income before income taxes		1,782	2,103	4,227	4,146

Income taxes	5	(368)	32	(873)	(615)

Net income		1,414	2,135	3,354	3,531
Net income attributable to noncontrolling interests		39	18	86	20
Net income attributable to Vale S.A.'s shareholders		1,375	2,117	3,268	3,511

Earnings per share attributable to Vale S.A.'s shareholders	6
Basic and diluted earnings per share (US$)		0.32	0.50	0.77	0.82

The accompanying notes are an integral part of these interim financial statements.

3

Consolidated Interim Statement of Comprehensive Income

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2026	2025	2026	2025
Net income		1,414	2,135	3,354	3,531
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Translation adjustments of the Parent Company		259	1,945	2,083	4,557
Retirement benefit obligations		10	56	6	52
		269	2,001	2,089	4,609

Items that may be reclassified to income statement
Translation adjustments of foreign operations		(183)	(110)	(815)	(863)
Hedge of net investment in foreign operation	17(a.iv)	33	115	169	286
Reclassification of cumulative translation adjustment to income statement		–	1	–	10
		(150)	6	(646)	(567)
Comprehensive income		1,533	4,142	4,797	7,573

Comprehensive income attributable to noncontrolling interests		34	94	94	127
Comprehensive income attributable to Vale S.A.'s shareholders		1,499	4,048	4,703	7,446

Items above are stated net of tax, when applicable, and the related taxes effects are disclosed in note 5.

The accompanying notes are an integral part of these interim financial statements.

4

Consolidated Interim Statement of Cash Flows

Six-month period ended June 30,	Notes	2026	2025
Cash generated from operations	10	5,597	5,396
Payment of interest on loans, financing and other financial liabilities	21	(524)	(509)
Receipts from the settlement of derivatives, net	17	453	283
Payments related to the Brumadinho event	22	(370)	(288)
Payments related to de-characterization of dams	12	(134)	(162)
Payments related to participative shareholder's debentures remuneration	20(b)	(139)	(131)
Payments of income taxes (including refinancing programs)		(592)	(1,064)
Net cash generated by operating activities		4,291	3,525

Cash flow from investing activities:
Acquisition of property, plant and equipment and intangible assets		(2,429)	(2,423)
Payments related to the Samarco dam failure	23(a)	(846)	(1,152)
Dividends received from associates and joint ventures		63	80
Short-term investment, net		117	133
Other investing activities, net		(1)	(8)
Net cash used in investing activities		(3,096)	(3,370)

Cash flow from financing activities:
Loans and borrowings from third parties	21	1,123	3,287
Payments of loans and borrowings to third parties	21	(1,198)	(970)
Payments of leasing	19(b)	(83)	(63)
Dividends and interest on capital paid to Vale S.A.’s shareholders	25(d.i)	(2,745)	(1,979)
Shares buyback program	25(c)	(214)	–
Net cash generated by (used in) financing activities		(3,117)	275

Net increase (decrease) in cash and cash equivalents		(1,922)	430
Cash and cash equivalents at the beginning of the period		7,372	4,953
Effect of exchange rate changes on cash and cash equivalents		127	246
Cash from subsidiaries classified as non-current assets held for sale		–	(115)
Cash and cash equivalents at end of the period		5,577	5,514

The accompanying notes are an integral part of these interim financial statements.

5

	Notes	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	16	5,577	7,372
Short-term investments	16	188	194
Accounts receivable	7	2,614	2,297
Other financial assets	20	576	457
Inventories	8	6,264	5,937
Recoverable taxes	5(d)	1,717	1,505
Other		696	529
		17,632	18,291
Non-current assets held for sale	27(b)	27	–
		17,659	18,291
Non-current assets
Judicial deposits	24(c)	577	651
Other financial assets	20	796	482
Recoverable taxes	5(d)	1,743	1,776
Deferred income taxes	5(b)	6,016	6,318
Other		1,403	1,400
		10,535	10,627

Investments	26	5,264	5,029
Intangible assets	13	9,422	8,953
Property, plant, and equipment	11	46,399	43,625
		71,620	68,234
Total assets		89,279	86,525
Liabilities and shareholders' equity
Current liabilities
Suppliers and other payables	9	6,203	5,565
Loans and borrowings	18	1,093	518
Leases	19	169	160
Railway concession	14	629	570
Other financial liabilities	20	649	655
Taxes payable	5(d)	890	687
Settlement programs ("REFIS")	5(d)	464	423
Liabilities related to Brumadinho	22	807	758
Liabilities related to associates and joint ventures	23	662	1,082
De-characterization of dams and asset retirement obligations	12	1,119	868
Provisions for litigation	24(a)	161	144
Employee benefits	28	886	1,133
Dividends payable	25(d.i)	21	2,651
Other		884	656
		14,637	15,870
Liabilities associated with non-current assets held for sale	27(b)	181	–
		14,818	15,870

Non-current liabilities
Loans and borrowings	18	17,211	17,616
Leases	19	465	508
Railway concession	14	1,790	1,824
Other financial liabilities	20	3,247	3,047
Settlement programs ("REFIS")	5(d)	627	784
Deferred income taxes	5(b)	54	107
Liabilities related to Brumadinho	22	967	1,153
Liabilities related to associates and joint ventures	23	1,435	1,531
De-characterization of dams and asset retirement obligations	12	5,032	5,294
Provisions for litigation	24(a)	997	899
Employee benefits	28	1,185	1,214
Streaming transactions		1,944	1,968
Other		561	360
		35,515	36,305
Total liabilities		50,333	52,175

Equity	25
Equity attributable to Vale S.A.'s shareholders		38,011	33,509
Equity attributable to noncontrolling interests		935	841
Total equity		38,946	34,350
Total liabilities and equity		89,279	86,525

The accompanying notes are an integral part of these interim financial statements.

6

Consolidated Interim Statement of Changes in Equity

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale S.A.’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as of December 31, 2025		61,614	1,139	17,482	(3,910)	(683)	(42,133)	-	33,509	841	34,350
Net income		-	-	-	-	-	-	3,268	3,268	86	3,354
Other comprehensive income		-	-	1,145	-	(5)	295	-	1,435	8	1,443
Capital Increase	25(a)	100	-	(100)	-	-	-	-	-	-	-
Shares buyback program	25(c)	-	-	-	(214)	-	-	-	(214)	-	(214)
Capital transactions		-	-	-	-	(3)	-	-	(3)	-	(3)
Share-based payment programs	28(a)	-	-	-	10	6	-	-	16	-	16
Treasury shares canceled	25(b)	-	-	(1,388)	1,388	-	-	-	-	-	-
Balance as of June 30, 2026		61,714	1,139	17,139	(2,726)	(685)	(41,838)	3,268	38,011	935	38,946

Balance as of December 31, 2024		61,614	1,139	18,676	(3,911)	(729)	(43,383)	-	33,406	1,122	34,528
Net income		-	-	-	-	-	-	3,511	3,511	20	3,531
Other comprehensive income		-	-	2,299	-	23	1,613	-	3,935	107	4,042
Dividends and interest on capital of Vale S.A.'s shareholders	25(d)	-	-	(1,596)	-	-	-	-	(1,596)	(4)	(1,600)
Capital transactions		-	-	-	-	(6)	-	-	(6)	-	(6)
Share-based payment programs	28(a)	-	-	-	1	13	-	-	14	-	14
Balance as of June 30, 2025		61,614	1,139	19,379	(3,910)	(699)	(41,770)	3,511	39,264	1,245	40,509

The accompanying notes are an integral part of these interim financial statements.

7

Performance

Aerial view of Nova Lima operations
Photo: Gabriel Lordello

8

1. Corporate information

Vale S.A. (“Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale S.A.’s share capital consists of common shares traded on B3 under the code VALE3. The Company also has American Depositary Receipts ("ADRs") traded on the New York Stock Exchange ("NYSE") under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO. The shareholding structure is presented in note 25 to these interim financial statements.

Vale S.A., together with its subsidiaries (“Vale” or the “Company”), is one of the world’s largest producers of iron ore and nickel, and also produces iron ore pellets and briquettes, copper, and by-products such as platinum-group metals (PGM), gold, silver, and cobalt.

The Company also engages in greenfield mineral exploration in five countries: Brazil, Canada, Chile, Peru, and Indonesia. In addition, Vale holds interests in associates and joint ventures, primarily involved in the production of ferrous products and base metals, in the operation of logistics infrastructure, and in energy businesses that aim to meet part of Vale’s consumption needs through renewable sources. The list of the Company’s investments in associates and joint ventures is presented in note 26.

The Company’s business is organized into two operating segments: “Iron Ore Solutions” and “Vale Base Metals” (note 3).

Iron Ore Solutions

It comprises the extraction of iron ore, the production of pellets and other ferrous products, as well as large-scale logistics systems and distribution centers integrated with its mining operations, including railways, maritime terminals, and ports.

•          Iron ore. The Company operates three systems in Brazil for the production and distribution of iron ore:

North System. Composed of three mining complexes, the Carajás Railroad (Estrada de Ferro Carajás – EFC), and a maritime terminal.

Southeast System. Composed of three mining complexes, the Vitória–Minas Railway (Estrada de Ferro Vitória a Minas – EFVM), and maritime terminals.

South System. Composed of two mining complexes and maritime terminals.

•          Iron ore pellets and other ferrous products. Vale has a diversified portfolio of agglomerated products, including pellets and briquettes. The Company operates eight pelletizing plants in Brazil, two in Oman dedicated to pellet production, and two briquette plants in Brazil for briquette production.

Most of these products are sold to the international market through the group’s main trading company, Vale International S.A. (“VISA”), a wholly owned subsidiary of Vale headquartered in Switzerland.

Vale Base Metals

The Vale Base Metals segment is operated by the holding company Vale Base Metals Limited (VBM), a Vale subsidiary headquartered in the United Kingdom, and comprises the production of nickel, copper, and their respective by-products. The Company also has streaming transactions related to nickel and copper by-products.

•          Nickel. The main operations are conducted by Vale Canada Limited (“Vale Canada”), which operates mines and processing plants in Canada and Brazil, as well as nickel refining facilities in the United Kingdom and Japan. In Canada, the Company produces copper concentrates and cathodes associated with its nickel operations in Sudbury (Ontario) and Voisey’s Bay (Newfoundland and Labrador), as well as refined cobalt in Long Harbour (Newfoundland and Labrador). In Sudbury, Canada, the ore extracted generates cobalt, PGMs, silver, and gold as by-products, which are processed at the refining facilities in Port Colborne (Ontario). In addition, the Company also holds investments in nickel operations in Indonesia through its associate PT Vale Indonesia Tbk.

•          Copper. In Brazil, the Company produces copper concentrates at Sossego and Salobo, located in Carajás, in the state of Pará. The copper operations at Sossego and Salobo also produce silver and gold as by-products.

9

2. Significant events and transactions related to the three-month period ended June 30, 2026

•	Shareholder remuneration – In July, 2026 (subsequent event), the Board of Directors approved shareholder remuneration in the total amount of US$1,701, to be paid in September, 2026. Further details are provided in note 25(d) of these interim financial statements.
•	Share buyback program – In the three-month period ended June 30, 2026, the Company repurchased 8,771,000 common shares and their respective ADRs, corresponding to a total value of US$140. Additionally, in July 2026 (subsequent event), the Board of Directors approved a new share buyback program, which will begin upon termination of the currently existing program. Further details are presented in note 25(c) of these interim financial statements.
•	Increase of share capital - In April, 2026, the General Shareholders' Meeting approved a share capital increase of US$100 (R$500 million) through the capitalization of the tax incentive reserve. Further details are presented in note 25(a) of these interim financial statements.

3. Information by business segment and geographic area

The reportable operating segments are aligned with the products and reflect the structure used by Management to assess the Company’s performance. The boards responsible for making operational decisions, allocating resources, and evaluating performance, which include the Executive Committee and the Board of Directors, use adjusted EBITDA as the performance measure by business segment.

Segment	Main activities
Iron Ore Solutions	Comprises the extraction and production of iron ore, iron ore pellets, other ferrous products, and its logistic related services.
Vale Base Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, and other metals), and copper, as well as its by-products (gold and silver).

The Company’s adjusted EBITDA is calculated based on operating income (loss), including the EBITDA of associates and joint ventures, which corresponds to a measure of ‘equity results’ (note 26), and excluding (i) depreciation, depletion and amortization; and (ii) impairment and other results related to non-current assets, net, and other items.

In addition, unallocated items to the operating segment include corporate expenses, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset retirement obligations.

10

a) Adjusted EBITDA

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2026	2025	2026	2025
Iron ore		2,561	2,396	5,002	4,729
Iron ore pellets		416	477	895	1,013
Other ferrous products and logistics services		79	104	65	122
Iron Ore Solutions		3,056	2,977	5,962	5,864

Nickel		294	201	571	242
Copper		1,026	538	1,975	1,084
Others - Vale Base Metals		(31)	(18)	(60)	(51)
Vale Base Metals		1,289	721	2,486	1,275

Unallocated items		(669)	(312)	(942)	(638)

Adjusted EBITDA		3,676	3,386	7,506	6,501

Depreciation, depletion and amortization	10	(911)	(780)	(1,756)	(1,484)
Impairment and other results related to non-current assets, net and other (i)		(275)	(300)	(652)	(720)
EBITDA from associates and joint ventures		(335)	(302)	(568)	(494)
Operating income		2,155	2,004	4,530	3,803

Equity results and other results in associates and joint ventures	26	100	(68)	136	(9)
Financial results	15	(473)	167	(439)	352
Income before income taxes		1,782	2,103	4,227	4,146

(i) Includes US$16 and US$(104) of results related to non-current assets net for the three and six-month period ended June 30, 2026, respectively (2025: US$(132) and US$(385)), and US$(291) and US$(548) of expenses to reflect the performance of streaming transactions at market prices, for the three and six-month period ended June 30, 2026, respectively (2025: US$(168) and US$(335)).

b) Net operating revenue by business segment and geographic area

	Three-month period ended June 30, 2026
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Others - Vale Base Metals	Total Vale Base Metals	Net operating revenue
China (i)	4,975	–	7	4,982	141	151	9	301	5,283
Japan	536	24	1	561	78	–	–	78	639
Asia, except Japan and China	621	65	2	688	109	297	–	406	1,094
Brazil	244	361	173	778	29	–	4	33	811
United States of America	–	56	1	57	233	–	42	275	332
Americas, except United States and Brazil	–	58	–	58	126	–	–	126	184
Germany	83	59	–	142	147	234	–	381	523
Europe, except Germany	182	44	1	227	343	615	49	1,007	1,234
Middle East, Africa, and Oceania	–	395	–	395	3	–	–	3	398
Net operating revenue	6,641	1,062	185	7,888	1,209	1,297	104	2,610	10,498

11

	Three-month period ended June 30, 2025
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Others - Vale Base Metals	Total Vale Base Metals	Net operating revenue
China (i)	4,186	–	–	4,186	106	26	11	143	4,329
Japan	555	40	1	596	52	–	–	52	648
Asia, except Japan and China	533	84	2	619	97	186	3	286	905
Brazil	233	326	193	752	16	–	6	22	774
United States of America	–	67	1	68	198	–	7	205	273
Americas, except United States and Brazil	–	45	–	45	154	–	–	154	199
Germany	77	30	–	107	126	218	2	346	453
Europe, except Germany	178	13	–	191	246	349	9	604	795
Middle East, Africa, and Oceania	–	399	–	399	29	–	–	29	428
Net operating revenue	5,762	1,004	197	6,963	1,024	779	38	1,841	8,804

(i) Includes operating revenue of China Mainland in the amount of US$5,179 (2025: US$4,230) and Taiwan in the amount of US$104 (2025: US$99).

	Six-month period ended June 30, 2026
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Others - Vale Base Metals	Total Vale Base Metals	Net operating revenue
China (i)	8,977	20	7	9,004	303	308	37	648	9,652
Japan	1,049	83	1	1,133	125	–	–	125	1,258
Asia, except Japan and China	1,284	112	6	1,402	197	454	11	662	2,064
Brazil	491	707	322	1,520	67	–	7	74	1,594
United States of America	–	109	1	110	484	–	42	526	636
Americas, except United States and Brazil	–	144	–	144	294	–	–	294	438
Germany	164	92	–	256	247	491	–	738	994
Europe, except Germany	368	91	1	460	638	1,224	49	1,911	2,371
Middle East, Africa, and Oceania	–	734	–	734	15	–	–	15	749
Net operating revenue	12,333	2,092	338	14,763	2,370	2,477	146	4,993	19,756

12

	Six-month period ended June 30, 2025
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Others - Vale Base Metals	Total Vale Base Metals	Net operating revenue
China (i)	7,811	–	–	7,811	198	188	18	404	8,215
Japan	999	59	1	1,059	106	–	–	106	1,165
Asia, except Japan and China	1,068	122	8	1,198	195	215	7	417	1,615
Brazil	482	703	353	1,538	39	–	11	50	1,588
United States of America	–	121	1	122	421	–	27	448	570
Americas, except United States and Brazil	–	94	–	94	274	–	–	274	368
Germany	159	71	–	230	268	412	6	686	916
Europe, except Germany	397	46	–	443	447	705	11	1,163	1,606
Middle East, Africa, and Oceania	–	843	–	843	37	–	–	37	880
Net operating revenue	10,916	2,059	363	13,338	1,985	1,520	80	3,585	16,923

(i) Includes operating revenue of China Mainland in the amount of US$9,437 (2025: US$8,031) and Taiwan in the amount of US$215 (2025: US$184).

No customer individually represented 10% or more of the Company’s revenues in the periods presented above.

c) Costs of goods sold and services rendered by business segment

	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
Iron Ore	4,088	3,387	7,333	6,197
Iron Ore Pellets	680	577	1,267	1,136
Other ferrous products and logistics services	155	140	320	277
Iron Ore Solutions	4,923	4,104	8,920	7,610

Nickel	946	781	1,856	1,688
Copper	479	402	905	741
Others - Vale Base Metals	108	37	148	75
Vale Base Metals	1,533	1,220	2,909	2,504

Depreciation, depletion and amortization	838	761	1,638	1,422
Cost of goods sold and services rendered	7,294	6,085	13,467	11,536

d) Assets by geographic area

	June 30, 2026				December 31, 2025
	Investments in associates and joint ventures	Intangible assets	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible assets	Property, plant and equipment	Total
Brazil	2,812	9,414	36,795	49,021	2,593	8,944	33,755	45,292
Canada	–	6	7,805	7,811	–	8	8,054	8,062
Americas, except Brazil and Canada	–	–	3	3	–	–	4	4
Indonesia	1,865	–	70	1,935	1,842	–	63	1,905
China	–	1	2	3	–	1	3	4
Asia, except Indonesia and China	–	–	598	598	–	–	623	623
Europe	–	1	590	591	–	–	617	617
Oman	587	–	536	1,123	594	–	506	1,100
Total	5,264	9,422	46,399	61,085	5,029	8,953	43,625	57,607

13

4. Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
Services	1,501	1,196	2,724	2,218
Shipping and other freight costs	1,514	1,200	2,589	2,264
Depreciation, depletion and amortization	838	761	1,638	1,422
Personnel	882	710	1,662	1,383
Materials	776	739	1,458	1,343
Acquisition of products	659	626	1,300	1,183
Royalties	378	306	693	565
Fuel, oil and gas	332	289	611	554
Energy	198	138	387	260
Others	216	120	405	344
Total	7,294	6,085	13,467	11,536

b) Selling and administrative expenses

	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
Personnel	61	59	130	121
Services	58	33	98	60
Depreciation and amortization	17	7	27	31
Other	40	32	73	64
Total	176	131	328	276

c) Other operating expenses, net

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2026	2025	2026	2025
Expenses related to Brumadinho event	22	154	94	222	200
Reversal in provisions related to de-characterization of dam and asset decommissioning obligation, net	12	(67)	(52)	(65)	(53)
Provision for litigations	24(a)	74	34	117	91
Profit sharing program		35	23	57	63
Expenses related to socio-environmental commitments		316	34	390	48
Others		92	89	141	131
Total		604	222	862	480

14

5. Taxes

a) Income tax reconciliation

The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
Income before income taxes	1,782	2,103	4,227	4,146
Income taxes at statutory rate (34%)	(606)	(715)	(1,437)	(1,410)
Adjustments that affect the taxes basis:
Interest on capital	228	237	478	449
Tax incentives	266	342	492	542
Foreign exchange effects on tax losses and others	(196)	130	(297)	51
Effects on tax computation of foreign operations	(14)	85	(51)	(41)
Equity results	42	(13)	61	(4)
Provision related to Samarco	(27)	(30)	(49)	(47)
Tax effects arising from divestments and acquisitions, net	–	–	–	(135)
Others	(61)	(4)	(70)	(20)
Income taxes	(368)	32	(873)	(615)
Current tax	(400)	(285)	(642)	(471)
Deferred tax	32	317	(231)	(144)
Income taxes	(368)	32	(873)	(615)

b) Deferred income tax assets and liabilities

	Assets	Liabilities	Deferred taxes, net
Balance as of December 31, 2025	6,318	107	6,211
Effect in income statement	(323)	(92)	(231)
Other comprehensive income	(292)	3	(295)
Transfer between assets and liabilities	32	32	–
Translation adjustment	281	4	277
Balance as of June 30, 2026	6,016	54	5,962

Balance as of December 31, 2024	8,244	445	7,799
Effect in income statement	(112)	17	(129)
Other comprehensive income	2	7	(5)
Transfer between assets and liabilities	(103)	(103)	–
Translation adjustment	954	56	898
Incorporations, acquisitions and divestments	(10)	(295)	285
Balance as of June 30, 2025	8,975	127	8,848

15

c) Uncertain tax positions (“UTP”)

The amount under discussion with the tax authorities is US$7,982 as of June 30, 2026 (December 31, 2025: US$7,200), which represents a potential tax liability to be recognized if the tax authorities do not accept the tax treatment adopted by the Company. Additionally, Vale would also be subject to a write-off of deferred tax asset in the amount of US$1,847 as of June 30, 2026 (December 31, 2025: US$1,658), due to the reduction of tax losses and negative tax basis of the CSLL. The  Company's total exposure is shown in the table below:

	June 30, 2026			December 31, 2025
	Assessed (i)	Potential (ii)	Total	Assessed (i)	Potential (ii)	Total
UTPs not recorded on statement of financial position
Transfer pricing over the exportation of ores to a foreign subsidiary	5,446	1,922	7,368	4,819	1,808	6,627
Expenses of interest on capital	1,366	–	1,366	1,311	–	1,311
Proceeding related to income tax paid abroad	570	–	570	517	–	517
Goodwill amortization	1,120	80	1,200	1,008	77	1,085
Payments to Renova Foundation	820	295	1,115	733	277	1,010
Others	507	–	507	470	–	470
	9,829	2,297	12,126	8,858	2,162	11,020

(i) Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL, with fines and interest.

(ii) Includes the principal, without fines and interest.

d) Recoverable and payable taxes and settlement programs (REFIS)

	Current assets		Non-current assets		Current liabilities		Non-current liabilities
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Value-added tax ("ICMS")	356	311	12	19	52	52	–	–
Brazilian federal contributions ("PIS" and "COFINS")	239	208	1,458	1,293	5	2	–	–
Income taxes	1,108	973	272	462	565	351	–	–
Financial compensation for the exploration of mineral resources ("CFEM")	–	–	–	–	70	77	–	–
Other	14	13	1	2	198	205	–	–
Total taxes payable and recoverable	1,717	1,505	1,743	1,776	890	687	–	–

REFIS liabilities (i)	–	–	–	–	464	423	627	784
Total REFIS liabilities	–	–	–	–	464	423	627	784

(i) The balance mainly relates to the settlement programs of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 15).

16

6. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
Net income attributable to Vale S.A.'s shareholders	1,375	2,117	3,268	3,511

Thousands of shares
Weighted average number of common shares outstanding	4,259,349	4,268,779	4,263,826	4,268,769
Weighted average number of common shares outstanding and potential ordinary shares	4,265,918	4,274,808	4,270,395	4,274,798

Basic and diluted earnings per share attributable to Vale S.A.'s shareholders
Common share (US$)	0.32	0.50	0.77	0.82

17

Working Capital

Nova Lima Operation
Photo: Nilmar Lage

18

7. Accounts receivable

	Notes	June 30, 2026	December 31, 2025
Receivables from contracts with customers
Third parties
Iron Ore Solutions		1,354	1,276
Vale Base Metals		1,167	944
Other		12	16
Related parties	29(b)	136	115
Accounts receivable		2,669	2,351
Expected credit loss		(55)	(54)
Accounts receivable, net		2,614	2,297

Provisionally priced commodities sales - The Company is mainly exposed to iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 16) and any fluctuations in the value of these receivables are presented as net operating revenue in the income statement. In the period ended June 30, 2026, the net operating revenue arising from fair value adjustments to provisionally priced contracts totaled US$91.

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivable is detailed below:

	June 30, 2026
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on revenue (US$ million)
Iron ore	20,630	99	+-10%	+- 204
Copper	86	13,301	+-10%	+- 115

8. Inventories

	June 30, 2026	December 31, 2025
Finished products
Iron Ore Solutions	3,296	3,184
Vale Base Metals	715	686
	4,011	3,870

Work in progress	1,057	901
Consumable inventory	1,197	1,168

Write-down to net realizable value	(1)	(2)
Total of inventories	6,264	5,937

The cost of goods sold is presented in note 4(a).

19

9. Suppliers and other payables

	Notes	June 30, 2026	December 31, 2025
Third parties		5,926	5,331
Related parties	29(b)	277	234
Total		6,203	5,565

The financial liabilities presented as suppliers and other payables in the Company's statement of financial position represent the outstanding balance of invoices for purchases of goods and services, with an average payment term of approximately 60 days.

The Company is party to supplier finance arrangements ("Arrangements"), which have two distinct natures: (i) part of these arrangements is connected to the working capital strategy used in the Company's usual operating cycle, being the payment term extension limited to a short-term period, and (ii) part of these arrangements is intended to allow certain suppliers to advance their receivables with Vale arising from purchases of materials and services, without any type of change in value or payment terms for the Company. These Arrangements continue to be presented as suppliers in the Company's statement of financial position, as the terms and conditions of the original liabilities were not substantially modified. The carrying amount related to these transactions was US$1,421 as of June 30, 2026 (US$1,386 as of December 31, 2025), for which the suppliers had already received payment from the finance providers.

Financial charges related to the increase in payment terms are recognized in the financial results as "Interest on working capital transactions" (note 15). The financial charges and foreign exchange gains/losses recognized in the income statement for the six-month period ended June 30, 2026 due to the Arrangements totaled US$118 (2025: US$82) and US$3 (2025: US$(3)), respectively.

10. Cash flows from operating activities

Six-month period ended June 30,	Notes	2026	2025
Cash flow from operating activities:
Income before income taxes		4,227	4,146
Adjusted for:
Equity results and other results in associates and joint ventures	26	(136)	9
Impairment and other results related to non-current assets, net	11, 13 and 27	104	385
Changes in estimates related to the provision of Brumadinho	22	(1)	49
Changes in estimates related to the provision of de-characterization of dams	12	(56)	(65)
Depreciation, depletion and amortization		1,756	1,484
Financial results, net	15	439	(352)
Changes in assets and liabilities:
Accounts receivable	7	(378)	157
Inventories	8	(469)	(383)
Suppliers and contractors	9	464	722
Other assets and liabilities, net		(353)	(756)
Cash generated from operations		5,597	5,396

20

Operating assets

257
257

Carajás Unit
Photo: Cristiano Oliveira

Operating assets

21

11. Property, plant, and equipment

	Notes	Land	Building and facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2025		659	18,320	4,542	4,267	2,389	607	2,384	10,457	43,625
Additions		–	–	–	–	–	19	–	2,405	2,424
Interest capitalization		–	–	–	–	–	–	–	10	10
Disposals		–	(16)	(4)	–	(5)	–	(2)	(42)	(69)
Asset retirement and environmental compensation obligations	12	–	–	–	72	–	–	–	–	72
Depreciation, depletion and amortization		–	(561)	(340)	(215)	(89)	(81)	(224)	–	(1,510)
Translation adjustment		31	923	158	41	144	13	88	449	1,847
Transfers		40	880	538	1,338	148	–	155	(3,099)	–
Balance as of June 30, 2026		730	19,546	4,894	5,503	2,587	558	2,401	10,180	46,399
Cost		730	35,294	12,186	16,473	4,647	1,624	5,943	10,180	87,077
Accumulated depreciation		–	(15,748)	(7,292)	(10,970)	(2,060)	(1,066)	(3,542)	–	(40,678)
Balance as of June 30, 2026		730	19,546	4,894	5,503	2,587	558	2,401	10,180	46,399

Balance as of December 31, 2024		590	16,150	4,038	4,547	2,088	660	2,192	9,719	39,984
Additions		–	–	–	–	–	34	–	2,172	2,206
Interest capitalization		–	–	–	–	–	–	–	12	12
Disposals		(1)	(26)	(3)	(7)	(7)	–	(1)	(181)	(226)
Asset retirement and environmental compensation obligations	12	–	–	–	37	–	–	–	–	37
Depreciation, depletion and amortization		–	(518)	(302)	(218)	(75)	(76)	(188)	–	(1,377)
Transfer to held for sale	27(a)	(24)	(306)	(358)	(1)	–	(37)	(48)	(57)	(831)
Translation adjustment		68	1,944	395	400	285	32	220	1,144	4,488
Transfers		22	1,215	763	(805)	116	–	228	(1,539)	–
Balance as of June 30, 2025		655	18,459	4,533	3,953	2,407	613	2,403	11,270	44,293
Cost		655	31,825	10,798	12,320	4,239	1,500	5,486	11,270	78,093
Accumulated depreciation		–	(13,366)	(6,265)	(8,367)	(1,832)	(887)	(3,083)	–	(33,800)
Balance as of June 30, 2025		655	18,459	4,533	3,953	2,407	613	2,403	11,270	44,293

For more details regarding right of use and lease liability see note 19.

22

12. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that require the decommissioning of the assets that Vale operates at the end of their useful lives, as well as the de-characterization of dams and dikes built using the upstream method, located in Brazil. Vale incorporates dam de-characterization and asset decommissioning into its risk managament strategy and, as a result of the Brumadinho dam failure (note 22) and, in compliance with laws and regulations, the Company has decided to accelerate the plan to “de-characterize” of all its dams and dikes built under the upstream method in Brazil. These structures are in different stages of maturity, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

Expenses related to the demobilization occur after the end of operational activities and throughout the life of operations through progressive closures. In Brazil, these obligations are regulated at the Federal and State levels by ANM (National Mining Agency) and Environmental Agencies, respectively. Among the requirements, the closure plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are provisioned and are subject to critical estimates and assumptions applied to the measurement of costs by the Company.

The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”.

Effects in the income statement

	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
De-characterization of upstream geotechnical structures	(53)	(56)	(56)	(65)
Obligation for asset decommissioning	(14)	4	(9)	12
Total	(67)	(52)	(65)	(53)

Provision changes during the period

	Notes	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2025		2,097	3,621	444	6,162
Changes in estimates - amounts for closed plants charged to the income statement		(56)	(9)	–	(65)
Changes in estimates – capitalized value for operational plants		–	74	(2)	72
Disbursements		(134)	(89)	(49)	(272)
Monetary and present value adjustments		84	90	15	189
Transfer to assets held for sale	27(b)	–	(151)	–	(151)
Translation adjustments		133	64	19	216
Balance as of June 30, 2026		2,124	3,600	427	6,151

(i) The cash outflows for de-characterization projects are estimated for a period up to 13 years and were discounted to present value at an annual rate in real terms, which increased from 7.77% on December 31, 2025 to 8.53% on June 30, 2026.

Operational stoppage

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale regarding the safety of its geotechnical structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Ore Solutions segment in the amount of US$8 and US$17 for the three and six-month period ended June 30, 2026, respectively (2025: US$10 and US$20, respectively). Vale is working on legal and security to resume operations.

23

Asset retirement obligations and environmental obligations

	Liability			Discount rate	Cash flow maturity
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Liability by geographical area
Brazil	2,356	2,299	7.54%	7.17%	2163	2163
Canada	1,395	1,487	1.65%	1.81%	2152	2152
Oman	153	153	3.45%	3.48%	2035	2035
Other regions	123	126	2.90%	2.75%	-	-
	4,027	4,065
Operating plants	2,798	2,961
Closed plants	1,229	1,104
	4,027	4,065

Financial guarantees

The Company has guarantees issued by financial institutions in the amount of US$1,093 as of June 30, 2026 (December 31, 2025: US$1,134), in connection with the asset retirement obligations for the operations from Vale Base Metals segment.

13. Intangible assets

	Notes	Goodwill	Concessions	Software	Research and development projects	Patents	Total
Balance as of December 31, 2025		1,297	7,091	80	2	483	8,953
Additions		–	101	16	–	–	117
Disposals		–	–	–	–	–	–
Amortization		–	(150)	(22)	–	(36)	(208)
Translation adjustment		82	443	5	–	30	560
Balance as of June 30, 2026		1,379	7,485	79	2	477	9,422
Cost		1,379	9,729	697	2	531	12,338
Accumulated amortization		–	(2,244)	(618)	–	(54)	(2,916)
Balance as of June 30, 2026		1,379	7,485	79	2	477	9,422

Balance as of December 31, 2024		3,038	6,942	84	450	–	10,514
Additions		–	149	15	–	–	164
Disposals		–	(4)	–	–	–	(4)
Amortization		–	(137)	(22)	–	–	(159)
Impairment		(117)	–	–	–	–	(117)
Transfer to held for sale	27(a)	(131)	(770)	–	(3)	–	(904)
Translation adjustment		262	895	10	59	–	1,226
Balance as of June 30, 2025		3,052	7,075	87	506	–	10,720
Cost		3,052	8,943	653	506	–	13,154
Accumulated amortization		–	(1,868)	(566)	–	–	(2,434)
Balance as of June 30, 2025		3,052	7,075	87	506	–	10,720

24

14. Railway concessions

Liabilities related to the concession grants

The Company’s integrated operations encompass the railway concessions of the Vitória a Minas Railroad ("EFVM") and the Carajás Railroad ("EFC"). The EFVM railway connects the mines of the Southern System, located in the Quadrilátero Ferrífero region in the Brazilian state of Minas Gerais, to the Port of Tubarão in Vitória, Espírito Santo. The EFC railway links the mines of the Northern System in the Carajás region, in the state of Pará, to the Ponta da Madeira maritime terminal in São Luís, Maranhão. The liabilities related to these railway concessions are presented below:

	Consolidated						Discount rate
	December 31, 2025	Changes in estimates	Monetary and present value adjustments	Disbursements	Translation adjustment	June 30, 2026	June 30, 2026	December 31, 2025	Remaining term of obligations
Payment obligation	1,341	(24)	61	(32)	84	1,430	8.12% - 11.04%	7.49% - 11.04%	31 years
Infrastructure investment	1,053	8	40	(180)	68	989	7.60% - 9,22%	7.15% - 9.10%	7 years
	2,394	(16)	101	(212)	152	2,419
Current liabilities	570					629
Non-current liabilities	1,824					1,790
Liabilities	2,394					2,419

In December 2020, the Company entered into an agreement with the Federal Government to extend its operating concessions for the EFC and EFVM for thirty years, extending the maturity date from 2027 to 2057.

Later, in January 2024, responding to a request from the Ministry of Transportation ("MT"), Vale, the National Land Transport Agency (“ANTT”), and the Brazilian Federal Government, resumed discussions on the general conditions of the concession agreements. In December, 2024, they established the general framework for a renegotiation of the concession agreements entered in December 2020, with the aim of promoting the modernization and updating of the existing contracts. This process was subject to evaluation and approval by the competent authorities and was to be formalized through a consensual solution discussed with the relevant bodies involved at the Brazilian Federal Court of Accounts. However, in August, 2025, within the context of the consensual solution conducted by the Brazilian Federal Court of Accounts, it was not possible to reach consensus among the parties within the established deadline.

In April 2026, Vale’s Board of Directors approved the continuation of negotiations related to the optimization of the EFC and EFVM concession agreements with the MT, ANTT, and Infra S.A., within the scope of their respective legal authorities. Any potential accounting impacts, if applicable, will be recognized in the period in which an agreement is signed.

Despite the ongoing discussions, the concession agreements remain in force, the Company remains in compliance with the established obligations, and continues to be committed to the general terms defined in the agreement entered into in December, 2024. Vale believes that the provisions recognized remain adequate to meet the obligations related to the existing concession agreements.

25

Financial management

Nova Lima Operation
Photo: Nilmar Lage

26

15. Financial results

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2026	2025	2026	2025
Financial income
Short-term investments		101	95	211	193
Others		21	17	39	35
		122	112	250	228
Financial expenses
Interest on loans and borrowings	21	(249)	(230)	(508)	(450)
Expenses from bonds repurchase		–	–	–	(44)
Interest on working capital transactions	7 and 9	(54)	(43)	(118)	(82)
Taxes on financial income		(15)	(20)	(27)	(36)
Interest on other financial liabilities	5(d), 19 and 20(a)	(37)	(32)	(75)	(58)
Others		(54)	(79)	(99)	(116)
		(409)	(404)	(827)	(786)
Other financial items, net
Foreign exchange and indexation gains (losses), net		(322)	28	(487)	(324)
Participative shareholders' debentures	20(b)	198	(117)	(38)	(79)
Derivative financial instruments, net	17	(62)	548	663	1,313
		(186)	459	138	910
Total		(473)	167	(439)	352

27

16. Financial assets and liabilities

a)	Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		June 30, 2026				December 31, 2025
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (i)		5,577	–	–	5,577	7,372	–	–	7,372
Short-term investments (ii)		–	–	188	188	–	–	194	194
Derivative financial instruments	17	–	–	572	572	–	–	414	414
Accounts receivable	7	142	–	2,472	2,614	161	–	2,136	2,297
		5,719	–	3,232	8,951	7,533	–	2,744	10,277
Non-current
Judicial deposits	24(c)	577	–	–	577	651	–	–	651
Restricted cash	20	12	–	–	12	9	–	–	9
Derivative financial instruments	17	–	–	463	463	–	–	203	203
Investments in equity securities	20	–	75	–	75	–	63	–	63
		589	75	463	1,127	660	63	203	926
Total of financial assets		6,308	75	3,695	10,078	8,193	63	2,947	11,203

Financial liabilities
Current
Suppliers and other payables	9	6,203	–	–	6,203	5,565	–	–	5,565
Derivative financial instruments	17	–	–	142	142	–	–	94	94
Loans and borrowings	18	1,093	–	–	1,093	518	–	–	518
Leases	19	169	–	–	169	160	–	–	160
Subordinate notes	20(a)	15			15	4			4
Railway concession	14	629	–	–	629	570	–	–	570
Other financial liabilities - Related parties	29	216	–	–	216	235	–	–	235
Other financial liabilities	20	276	–	–	276	322	–	–	322
		8,601	–	142	8,743	7,374	–	94	7,468
Non-current
Derivative financial instruments	17	–	–	178	178	–	–	52	52
Loans and borrowings	18	17,211	–	–	17,211	17,616	–	–	17,616
Leases	19	465	–	–	465	508	–	–	508
Subordinate notes	20(a)	742	–	–	742	741	–	–	741
Participative shareholders' debentures	20(b)	–	–	2,313	2,313	–	–	2,254	2,254
Railway concession	14	1,790	–	–	1,790	1,824	–	–	1,824
Other financial liabilities	20	–	–	14	14	–	–	–	–
		20,208	–	2,505	22,713	20,689	–	2,306	22,995
Total of financial liabilities		28,809	–	2,647	31,456	28,063	–	2,400	30,463

(i) Includes US$1,730 (2025: US$2,531) denominated in R$, US$3,574 (2025: US$4,612) denominated in US$ and US$273 (2025: US$229) denominated in other currencies.

(ii) It substantially comprises investments in debt securities and investments in exclusive investment funds, whose portfolio is composed of repo operations and bank certificates of deposit ("CDBs").

28

b) Hierarchy of fair value

		June 30, 2026			December 31, 2025
	Notes	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Short-term investments		23	165	188	33	161	194
Derivative financial instruments	17	–	1,035	1,035	–	617	617
Accounts receivable	7	–	2,472	2,472	–	2,136	2,136
Investments in equity securities	20	–	75	75	–	63	63
		23	3,747	3,770	33	2,977	3,010

Financial liabilities
Derivative financial instruments	17	–	320	320	–	146	146
Participative shareholders' debentures	20(b)	–	2,313	2,313	–	2,254	2,254
Other financial liabilities	20	–	14	14	–	–	–
		–	2,647	2,647	–	2,400	2,400

There were no transfers between levels 1 and 2 of the fair value hierarchy during the period presented. The Company had no financial assets or financial liabilities measured at fair value classified within level 3 for the periods presented.

c) Fair value of loans, borrowings and subordinated notes

Loans, borrowings and subordinated notes are measured at amortized cost. To determine the fair value of these financial instruments traded in secondary markets, the closing market quotations on the balance sheet dates were used. The carrying amount of the other financial liabilities measured at amortized cost represents a reasonable approximation of their respective fair value.

	June 30, 2026		December 31, 2025
	Carrying amount	Fair value	Carrying amount	Fair value
Bonds	7,678	7,900	7,683	8,034
Debentures	2,569	2,476	2,370	2,351
Total loans and borrowings	10,247	10,376	10,053	10,385

Subordinated notes	757	754	745	748

17. Financial and capital risk management

Effects of derivatives on the statement of financial position

	June 30, 2026		December 31, 2025
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk	918	181	588	133
Commodities price risk	117	137	29	13
Embedded derivatives	–	2	–	–
Total	1,035	320	617	146

Net exposure

	June 30, 2026	December 31, 2025
Foreign exchange and interest rate risk (i)	737	455
Commodities price risk	(20)	16
Embedded derivatives	(2)	–
Total	715	471

(i) Includes a positive balance of US$367 and US$181 as of June 30, 2026 and December 31, 2025, respectively, related to transactions to mitigate foreign exchange and interest rate fluctuations on loans, borrowings and provisions related to Brumadinho and Samarco.

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Effects of derivatives on the income statement

	Gain (loss) recognized in the income statement
	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
Foreign exchange and interest rate risk	192	557	554	1,321
Commodities price risk	(254)	(9)	111	(9)
Embedded derivatives	–	–	(2)	1
Total	(62)	548	663	1,313

Effects of derivatives on the cash flows

	Financial settlement inflows (outflows)
Six-month period ended June 30,	2026	2025
Foreign exchange and interest rate risk	306	297
Commodities price risk	147	(14)
Total	453	283

a) Market risk

a.i) Foreign exchange and interest rates

	Notional		Fair value		Fair value by year
Flow	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	2027	2028	2029+
Foreign Exchange and Interest Rate Derivatives	US$ 12,578	US$ 9,201	737	455	271	182	284

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
R$ depreciation	737	(1,005)	(2,834)
US$ interest rate inside Brazil decrease	737	522	276
Brazilian interest rate increase	737	46	(520)
TJLP interest rate decrease	737	738	738
IPCA index decrease	737	550	377
SOFR interest rate decrease	737	716	693

a.ii) Protection program for product prices and input costs

	Notional		Fair value		Fair value by year
Flow	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	2027	2028	2029+
Brent crude oil (bbl)
Options	28,959,063	22,224,999	(43)	(5)	50	(93)	–

Bunker (tons)
Bunker fowards	480	–	(11)	–	–	(11)	–

Forward Freight Agreement (days)
Freight forwards	4,020	2,070	16	15	12	3	1

Fixed price Nickel sales protection (ton)
Nickel forwards	28,398	3,557	18	5	18	–	–

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The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)	Decrease in fuel oil price	(54)	(464)	(938)
Forward Freight Agreement (days)	Decrease in freight price	16	(11)	(39)
Hedge for fixed-price nickel sales (tons)	Decrease in nickel price	18	(18)	(83)

a.iii) Embedded derivatives in contracts

	Notional		Fair value		Fair value by year
Flow	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	2027	2028	2029+
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Call options	746,667	746,667	(2)	–	–	–	(2)

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	(2)	(5)	(12)

a.iv) Hedge accounting

	Gain recognized in the other comprehensive income
	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
Net investment hedge	33	115	169	286

b) Credit risk management

b.i) Financial Counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents, as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions' credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	June 30, 2026		December 31, 2025
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	507	7	721	1
Aa3	32	–	–	–
A1	2,139	307	2,918	169
A2	1	17	1	–
A3	887	104	1,339	61
Baa1	–	–	–	–
Baa2	13	–	2	–
Baa3	28	–	55	–
Ba1 (i)	1,383	295	1,658	198
Ba2 (i)	775	305	872	188
	5,765	1,035	7,566	617

(i) A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency.

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c) Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

The Company manages its cash on a consolidated basis and has sufficient capacity to meet its short-term obligations.

18. Loans and borrowings

a) Outstanding balance of loans and borrowings by type and currency

		Current liabilities		Non-current liabilities
	Average interest rate (i)	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Quoted in the secondary market:
US$ Bonds	6.05%	–	–	7,603	7,607
R$ Debentures	7.63%	44	57	2,499	2,286
Debt contracts in Brazil in (ii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.13%	45	44	72	89
Basket of currencies and bonds in US$ indexed to SOFR		–	–	–	150
Debt contracts in the international market in:
US$, with variable and fixed interest	5.14%	800	205	6,497	6,944
Other currencies, with fixed interest	5.50%	12	12	30	43
Other currencies, with variable interest	2.76%	5	5	510	497
Accrued charges		187	195	–	–
Total		1,093	518	17,211	17,616

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of June 30, 2026.

(ii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.17% per year in US$.

The reconciliation of loans and borrowings with the cash flows arising from financing activities is presented in note 21.

b) Future flows of principal and interest of loans and borrowings payments

	Principal	Estimated future interest payments (i)
2026	202	505
2027	898	991
2028	879	950
2029	3,458	915
From 2030 to 2032	4,604	1,898
2033 onwards	8,076	3,945
Total	18,117	9,204

(i) Based on interest rate curves and foreign exchange rates applicable as of June 30, 2026 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

c) Covenants

The Company's main financial covenants require it to maintain certain ratios, such as the leverage ratio and interest coverage ratio. Vale is also subject to non-financial covenants normally practiced in the market, such as compliance with certain governance and environmental standards, among others.

The Company is required to comply with these covenants at the end of each annual reporting period and there are no indications that Vale would have difficulties complying with them on the next measurement date, which will be as of December 31, 2026.

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19. Leases

a) Right of use

	December 31, 2025	Additions and contract modifications	Depreciation	Translation adjustment	June 30, 2026
Ports	26	26	(11)	–	41
Vessels	345	–	(29)	–	316
Pelletizing plants	90	(11)	(16)	6	69
Properties	83	–	(9)	4	78
Energy plants	21	–	(6)	–	15
Others	42	4	(10)	3	39
Total	607	19	(81)	13	558

b) Leases liabilities

	December 31, 2025	Additions and contract modifications	Payments (i)	Interest	Transfer to held for sale (note 27b)	Translation adjustment and others	June 30, 2026
Ports	31	26	(20)	1	–	–	38
Vessels	350	–	(35)	7	–	–	322
Pelletizing plants	97	(11)	(4)	2	–	6	90
Properties	97	–	(12)	2	–	17	104
Energy plants	43	–	(6)	1	–	(10)	28
Others	50	4	(6)	1	(4)	7	52
Total	668	19	(83)	14	(4)	20	634
Current liabilities	160						169
Non-current liabilities	508						465
Total	668						634

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was US$65 recorded in the income statement for the six-month period ended June 30, 2026 (2025: US$53 in the six-month period ended June 30, 2025).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

	2026	2027	2028	2029	2030 onwards	Total	Remaining term (years)	Discount rate
Ports	1	12	2	2	24	41	1 to 17	4% to 6%
Vessels	35	70	59	50	138	352	1 to 7	4%
Pelletizing plants	32	24	21	6	22	105	1 to 7	2% to 6%
Properties	11	21	20	15	32	99	1 to 13	2% to 6%
Energy plants	3	5	5	5	28	46	1 to 4	5%
Others	11	15	12	7	3	48	1 to 4	3% to 6%
Total	93	147	119	85	247	691

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20. Other financial assets and liabilities

		Current		Non-Current
	Notes	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Other financial assets
Restricted cash		-	-	12	9
Derivative financial instruments	16	572	414	463	203
Investments in equity securities		-	-	75	63
Loans - Related parties	29(b)	4	43	246	207
		576	457	796	482
Other financial liabilities
Derivative financial instruments	16	142	94	178	52
Subordinated notes	20(a)	15	4	742	741
Participative shareholders’ debentures	20(b)	-	-	2,313	2,254
Other financial liabilities - Related parties	29(b)	216	235	-	-
Other		276	322	14	-
		649	655	3,247	3,047

a) Subordinated notes

These instruments mature in 2056 and have payment priority only over share capital, being subordinated to all of Vale’s financial and non-financial obligations.

Remuneration is paid through semiannual interest at an initial rate of 6% per year. However, the Company holds the right to defer the payment of such interest until the maturity of the principal, subject to events under its control.

In February 2026, the Company paid remuneration on these subordinated instruments the amount of US$11.

b) Participative shareholders' debentures

The impact of the participative shareholders' debentures on the financial results is presented in note 15, and the weighted-average price of secondary-market trades in the last month of period year is presented below:

	Average price (R$)
Three-month period ended June 30,	2026	2025
Participative shareholders’ debentures	40.02	34.47

On April 1st, 2026, the Company made available for withdrawal as remuneration the amount of US$139 for the second semester of 2025 (2025: US$132 for the second semester of 2024).

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21. Cash flows from financing activities

Reconciliation of cash flows from liabilities arising from financing activities

	Quoted in the secondary market	Other debt contracts in Brazil	Other debt contracts on the international market	Total loans and borrowings	Subordinated notes	Total
Balance as of December 31, 2025	10,053	285	7,796	18,134	745	18,879
Additions	–	–	1,123	1,123	–	1,123
Payments	(39)	(173)	(986)	(1,198)	–	(1,198)
Interest paid (i)	(313)	(10)	(190)	(513)	(11)	(524)
Cash flow from financing activities	(352)	(183)	(53)	(588)	(11)	(599)
Effect of exchange rate	154	12	2	168	–	168
Interest accretion	392	5	193	590	23	613
Non-cash changes	546	17	195	758	23	781
Balance as of June 30, 2026	10,247	119	7,938	18,304	757	19,061

Balance as of December 31, 2024	8,539	337	5,916	14,792	–	14,792
Additions	1,830	–	1,457	3,287	–	3,287
Payments	(361)	(22)	(587)	(970)	–	(970)
Interest paid (i)	(309)	(9)	(191)	(509)	–	(509)
Cash flow from financing activities	1,160	(31)	679	1,808	–	1,808
Transfer to held for sale	(210)	(30)	–	(240)	–	(240)
Effect of exchange rate	168	24	24	216	–	216
Interest accretion	393	9	168	570	–	570
Non-cash changes	351	3	192	546	–	546
Balance as of June 30, 2025	10,050	309	6,787	17,146	–	17,146

(i) Classified as operating activities in the statement of cash flows.

Fundings in 2026

•	In the second quarter of 2026, the Company contracted loans of US$161 (R$812 million), indexed to SOFR plus spread adjustments, with maturities between 2027 and 2031.
•	In the first quarter of 2026, the Company contracted loans of US$962 (R$5,016 million) indexed to SOFR plus spread adjustments with maturities between 2027 and 2031.

Payments in 2026

•	In July 2026 (subsequent event), the Company prepaid US$500 (R$2,532 million) of its debt facility, which was originally due to mature in 2029.
•	In the second quarter of 2026, the Company settled loans of US$81 (R$415 million) and paid interest on debentures in the amount of US$79 (R$399 million).
•	In the first quarter of 2026, the Company settled loans of US$1,117 (R$5,864 million).

Fundings in 2025

•	In the second quarter of 2025, the Company (i) contracted loans of US$596 (R$3,326 million), indexed to SOFR plus spread adjustments, with maturities between 2026 and 2030, and (ii) issued debentures of US$1,080 (R$6 billion), indexed to Brazilian Consumer Price Index (IPCA) plus 6.76% to 6.89% per year, paid semi-annually. The issuance was structured in three series of US$363 (R$2 billion) each, maturing in 2032, 2035, and 2037. The proceeds will be used in infrastructure investment projects related to railway concessions.
•	In the first quarter of 2025, the Company (i) contracted loans of US$861 (R$5,025 million) indexed to SOFR plus spread adjustments with maturities between 2026 and 2029, and (ii) issued bonds of US$750 (R$4,324 million) with a coupon of 6.40% per year, payable semi-annually, and maturing in 2054.

Payments in 2025

•	In the second quarter of 2025, the Company paid interest on debentures in the amount of US$28 (R$164 million).
•	In the first quarter of 2025, the Company settled loans of US$150 (R$862 million) and redeemed notes maturing in 2034, 2036, and 2039 in the total amount of US$329 (R$1,890 million) and paid a premium of US$44 (R$254 million), recorded as “Bond premium repurchase” in the financial results of the period.

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VALE

Provisions, contingencies and other commitments

Tubarão Port
Photo: Gabriel Lordello

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22. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including two pregnant women, and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. In addition, the Company has incurred expenses, which have been recognized straight to the income statement, in relation to tailings management, communication services, humanitarian assistance, payroll, legal services, water supply, among others.

Effects in income statements

	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
Integral Reparation Agreement	10	(5)	(1)	(30)
Other obligations	(5)	15	–	79
Incurred expenses	150	84	336	156
Insurance	(1)	–	(113)	(5)
Expenses related to Brumadinho event	154	94	222	200

Changes in the provision in the period

	December 31, 2025	Changes in estimates	Monetary and present value adjustments	Disbursements	Translation adjustment	June 30, 2026
Integral Reparation Agreement
Payment obligations	189	–	12	(111)	16	106
Provision for socio-economic reparation and others	317	2	23	(65)	19	296
Provision for social and environmental reparation	515	(3)	32	(55)	33	522
	1,021	(1)	67	(231)	68	924
Other obligations
Tailings containment, geotechnical safety and environmental reparation	542	(1)	29	(71)	34	533
Individual indemnification	75	2	5	(22)	4	64
Other	273	(1)	10	(46)	17	253
	890	–	44	(139)	55	850
Liability	1,911	(1)	111	(370)	123	1,774

The cash flow for obligations are estimated for an average period ranging from 4 to 6 years and were discounted to the present value at a rate in real terms, which increased from 8.07% on December 31, 2025 to 8.61% on June 30, 2026.

Judicial Settlement for Integral Reparation

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. As a result of the Global Settlement, the requests for the reparation of socioenvironmental and socioeconomic damages caused by the dam failure were substantially resolved.

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The Global Settlement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socioeconomic and socioenvironmental compensation projects; (ii) performance obligation related to socioeconomic projects in Brumadinho and other 25 municipalities from the Paraopeba River Basin; and (iii) performance obligations related to compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 4 to 6 years.

In addition, the Global Settlement addresses the diffuse and collective socioeconomic damages resulting from the disaster, with the exception of supervening damages, individual damages and homogeneous individual damages of a divisible nature, in accordance with the claims of the lawsuits not extinguished by the Global Settlement.

For the measures described in items (i) and (ii), the amounts are specified in the Global Settlement. For the execution of the environmental recovery, actions have no cap limit, despite having been estimated in the Global Settlement due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of-court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

Legal Proceedings

Class and individual actions in the United States

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale.

In August 2024, the Court held a hearing to consider Vale's Motion for Class Decertification, as well as the parties' Cross Motions to Exclude certain expert reports. In March 2026, the Motion for Class Decertification was denied. In April 2026, the Court granted Vale’s request to exclude, in its entirety, the damages calculation model prepared by the plaintiffs’ expert in the class action lawsuit.

In November 2021, a new complaint was filed by eight investment funds that chose to seek redress for alleged damages independently and separately from the class members of the main action, with, for the most part, similar allegations to those presented in the main class action. In March 2026, the Court granted Vale's request and dismissed the portion of the claims brought by these investment funds that was not aligned with the claims asserted in the main class action. The parties commenced the discovery phase in May 2026.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase of these lawsuits, it is not yet possible to reliably estimate the amount of a potential loss and the claimants have also not specified the amounts of the alleged damages in their respective claims.

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is defending itself in four arbitration proceedings in which the claimants seek compensation for alleged damages resulting from the devaluation of the Company’s shares. The claims are based on the allegation that the Company was aware of the risks related to the safety of the Brumadinho dam and failed to disclose such risks to its shareholders.

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Among these proceedings, only one does not have an estimated value assigned by the claimants. In the others:

•	Arbitration filed by foreign legal entities, the claimants estimated losses of approximately US$348 (R$1,800 million), plus interest and monetary adjustment.
•	Arbitration also filed by foreign legal entities, the estimated amount was approximately US$753 (R$3,900 million), subject to interest and monetary adjustment.
•	Proceeding filed by 384 minority shareholders, the amount in dispute was set at US$580 (R$3,000 million), related to a single event, subject to interest and monetary adjustment, and may be increased at a later stage as alleged by the claimants.
•	Arbitration initiated by foreign legal entities, with no estimated amount assigned by the claimants.

The Company disputes all ongoing proceedings and classifies the likelihood of loss as possible. However, given the early stage of the arbitration proceedings and the lack of detailed claims and grounds, it is not possible at this time to reliably estimate the amount of any potential loss.

23. Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned in Mariana, Minas Gerais, by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In October 2024, Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities (jointly, “the Parties”) entered into an agreement for the integral and definitive reparation of the impacts derived from the Fundão dam collapse, in Mariana, Minas Gerais ("Definitive Settlement") which was ratified in November 2024, as shown in item b) below.

a) Changes in provision related to the Samarco dam failure

The changes on the provision are presented below:

Total
Balance as of December 31, 2025	2,613
Changes in estimates	43
Monetary and present value adjustments	104
Disbursements	(846)
Translation adjustments	183
Balance as of June 30, 2026	2,097

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms of 8.20% on June 30, 2026 (7.66% on December 31, 2025).

b) Definitive Settlement for the full reparation

The Definitive Settlement, estimated in US$32.6 billion (R$170 billion), replaced all previous agreements and covers both disbursements made prior to its ratification and new financial commitments, which will be paid over 20 years in remediation and compensation actions. In addition, it provides for initiatives to be implemented by Samarco, with disbursements estimated to occur within the three years following ratification.

Samarco has primary responsibility for the obligations, while Vale and BHPB hold subsidiary responsibility, in proportion to their 50% ownership interests, in case Samarco fails to comply such obligations. The judicial ratification of the agreement extinguished several significant lawsuits filed in Brazil, for which the requests for dismissal were jointly submitted by Vale, BHPB, and Samarco.

c) Remaining legal proceedings

With the Definitive Agreement, the public civil actions brought by the Brazilian Justice Institutions and Brazilian public authorities were substantially resolved and the parameters for compliance with the reparation and compensation for damages were defined. Thus, the remaining most relevant legal proceedings are shown below:

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Claims in the United Kingdom and the Netherlands

In July 2024, Vale and BHP have entered into a confidential agreement without any admission of liability pursuant to Vale and BHP will share equally any potential payment obligations arising from the UK and Dutch Claims, described below.

London claim - As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for approximately 610,000 claimants, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

The proceeding was structured in phases, with the first phase devoted to assessing BHP’s liability for the Fundão dam failure. Following the trial of the first phase, held between October 2024 and March 2025, the English court issued a decision in November 2025 recognizing BHP’s liability under Brazilian law. The decision also confirmed the validity of the waivers and release agreements executed by claimants who had already been compensated in Brazil, which will reduce the number of claimants and the amount of the claims.

The Company, as a result of this decision, reassessed the likelihood of loss in relation to this proceeding as probable, and recognized an additional provision of US$449, corresponding to its 50% interest in Samarco, in the income statement as "Equity results and other results in associates and joint ventures", which is presented in the statement of financial position as "Liabilities related to associates and joint ventures", as it is associated with the failure of the Fundão tailings dam, owned by Samarco.

In May 2026, the Court of Appeal of England denied the BHP’s application for permission to appeal the decision. Preparations are currently underway for the second phase of the trial. This phase will analyze general matters related to causal link and alleged damages, and in this phase parties will need to produce evidence. The judgment of this case is foreseen to take place between April 2027 and March 2028.

Netherlands proceeding - A proceeding was filed against the Company by certain Brazilian municipalities, a company, and a foundation that represents thousands of individuals and some entities, alleging that they were affected by the failure of Samarco’s Fundão dam in 2015.

In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, for securing the approximate amount of US$1,050 (EUR920 million). In 2025, with the adherence of three municipalities (Iapu, Ponte Nova and Rio Casca) to the Definitive Agreement, they ceased to be part of the litigation and the securing amount was reduced to approximately US$851 (EUR745.4 million). In November 2025, as a result of a settlement reached in a lawsuit before the Federal Regional Court, the company that was part of the group of plaintiffs also ceased to be part to the litigation.

In October 2025, Vale submitted its jurisdictional defense in response to the lawsuit filed against the Company, and the hearing for the first stage of the proceedings took place in July 2026. At that hearing, the judgment date was estimated to be October 2026, although it may be postponed. As a result, a decision is not expected to be issued before the fourth quarter of 2026.

The likelihood of loss of this proceeding is considered possible. However, considering the initial phase, it is not yet possible to reliably estimate the amount of a potential loss, and an estimate may become quantifiable as the case progresses.

40

24. Legal and administrative proceedings

The Company is a defendant in numerous legal and administrative actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

The lawsuits related to Brumadinho event (note 22) and the Samarco dam failure (note 23) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

a) Provision for legal and administrative proceedings

Effects in income statements

	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
Tax litigations	(2)	–	(14)	2
Civil litigations	4	(55)	14	(39)
Labor litigations	72	57	117	96
Environmental litigations	–	31	–	31
Total	74	33	117	90

Changes in the provisions in the period

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2025	217	150	657	19	1,043
Additions and reversals, net	(14)	14	117	–	117
Payments	(25)	(13)	(81)	–	(119)
Indexation and interest	11	6	34	1	52
Translation adjustment	13	10	41	1	65
Balance as of June 30, 2026	202	167	768	21	1,158

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation of the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes. The tax litigation related to income taxes is presented in note 5(c).

Civil litigations – Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations – Refers to lawsuits for claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations – Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

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b) Contingent liabilities

	June 30, 2026	December 31, 2025
Tax litigations	7,605	7,218
Civil litigations	2,483	2,111
Labor litigations	372	376
Environmental litigations	2,163	1,201
Total	12,623	10,906

The significant contingent liabilities for which the likelihood of loss is considered possible are discussed below.

Environmental litigations - Overflow from the Viga and Fábrica mines

In January 2026, there was a leak of water containing sediments (soil) at the operational units of Fábrica and Viga, located in the municipalities of Ouro Preto, Minas Gerais, and Congonhas, Minas Gerais, respectively. The Municipality of Congonhas temporarily suspended the operating permits for Vale's operations at the aforementioned units, whose activities have not yet resumed due to the following court decisions.

As a result of the event described above, the Company is a party to four judicial proceedings. Preliminary injunctions of a predominantly preventive nature were granted, aimed at the provision of information and technical documents, the implementation of emergency containment and mitigation measures, structural and environmental monitoring, and the imposition of operational restrictions in the affected areas. The requests for the freezing of financial assets arising from these proceedings were denied, without prejudice to the freezing of mining rights in the federal lawsuits.

In one of these proceedings, an agreement was reached between the Public Prosecutor’s Office of the State of Minas Gerais, the State of Minas Gerais, and the Company for the engagement of an Independent Technical Auditor to monitor compliance with the preliminary obligations, along with a request for the suspension of the proceeding for the implementation of the agreed measures, without acknowledgment of fault or admission of liability by Vale. The request for suspension of the proceeding was extended and deferred to all four actions. The total amount estimated across the four actions is US$606 (R$3,136 million), and the likelihood of loss has been classified as possible.

Civil litigations - Notices of Infraction issued by the National Mining Agency ("ANM")

In 2026, Vale received notices of infraction issued by the National Mining Agency (ANM) related to the Pico mine in Itabirito (MG), the Mar Azul mine in Nova Lima (MG), the Gongo Soco mine in Barão dos Cocais (MG), and the overflow that occurred at Fábrica Mine in Congonhas (MG), seeking the imposition of fines in the amounts of US$26, US$234, US$93 and US$79, respectively, based on alleged violations under ANM resolutions. The Company submitted administrative defenses contesting these notices, which are currently suspended. The likelihood of loss was classified as possible.

c) Judicial deposits

	June 30, 2026	December 31, 2025
Tax litigations	397	386
Civil litigations	89	156
Labor litigations	77	97
Environmental litigations	14	12
Total	577	651

d) Guarantees contracted for legal and administrative proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$4.7 billion (December 31, 2025: US$3.5 billion) in guarantees for its lawsuits, as an alternative to judicial deposits.

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Capital structure

Tubarão Port
Photo: Marcia Foletto

43

25. Equity

a) Share capital

As of June 30, 2026, the share capital was US$61,714 corresponding to 4,439,159,764 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancellation of common shares, including the capitalization of profits and reserves to the extent authorized.

	June 30, 2026
Shareholders	Common shares	Golden shares	Total
Previ (i)	301,831,097	–	301,831,097
Mitsui&co (i)	286,347,055	–	286,347,055
Blackrock, Inc (ii)	316,463,060	–	316,463,060
Capital World Investors (iii)	227,690,911	–	227,690,911
Total shareholders with more than 5% of capital	1,132,332,123	–	1,132,332,123
Free floating	3,123,430,660	–	3,123,430,660
Golden shares (iv)	–	12	12
Total outstanding (without shares in treasury)	4,255,762,783	12	4,255,762,795
Shares in treasury	183,396,969	–	183,396,969
Total capital	4,439,159,752	12	4,439,159,764

(i) Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.

(ii) Number of shares as reported in BlackRock, Inc.’s Schedule 13G/A, filed with the SEC.

(iii) Number of shares as reported on January 8, 2026 by the shareholder itself through the Declaration of Acquisition of Relevant Shareholding sent to Vale and disclosed to the Market in the Press Release of January 12, 2026.

(iv) Number of special class preferred shares ("golden shares") held by the Brazilian Federal Government, which grants it limited veto power over certain Company resolutions, as well as the right to elect and dismiss one member to the Fiscal Council.

In April, 2026, the proposal for a capital increase was submitted for deliberation and approved at the General Shareholders' Meeting, in the amount of US$100 (R$500 million), through the capitalization of the tax incentive reserve.

b) Cancellation of treasury shares

During the six-month period ended June 30, 2026, the Board of Directors approved cancellations of common shares issued by Vale S.A., acquired and held in treasury, without reducing the amount of its share capital or equity. During the six-month period ended June 30, 2025, there were no share cancellations.

	Number of canceled shares	Carrying amount
Cancellation approved on March 12, 2026	99,847,816	1,388
Six-month period ended June 30, 2026	99,847,816	1,388

c) Share buyback program

In July, 2026 (subsequent event), the Board of Directors approved a share buyback program, limited to a maximum of 100,000,000 common shares or their respective ADRs, for a period of up to 18 months, starting from the termination of the previously existing program, scheduled to end in August 2026, detailed below:

	Total of shares repurchased		Effect on cash flows
Six-month period ended June 30,	2026	2025	2026	2025
Shares buyback program up to 120,000,000 shares (i)
Acquired by Parent Company	13,751,600	–	214	–
Shares buyback program	13,751,600	–	214	–

(i) In February 19, 2025, the Board of Directors approved the common shares buyback program, limited to a maximum of 120,000,000 common shares or their respective ADRs, with a term of 18 months.

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d) Remuneration approved

The Vale S.A.'s By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

	Approval date	Payment date	Remuneration per share (US$)	Total amount approved
Dividends related to fiscal year 2024	2/19/2025	3/14/2025	0.347	1,596
				1,596
Dividends and interest on capital (JCP) related to fiscal year 2025	11/27/2025	3/4/2026	0.440	1,879
Dividends related to fiscal year 2025	11/27/2025	1/7/2026	0.234	1,000
				2,879

In July, 2026 (subsequent event), the Board of Directors approved JCP and Dividends to its shareholders in the total amount of US$1,314 (R$6,676 million) and US$387 (R$1,966), respectively, which will be paid in September, 2026 as an anticipation of the remuneration for the year ending on December 31, 2026.

d.i) Dividends reconciliation

Total
December 31, 2025	2,651
Translation adjustment	118
Payments, net of withholding taxes	(2,745)
Prescribed remuneration	(3)
June 30, 2026	21

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Related parties

Vale São Luís Botanical Park
Photo: Isaque Junior

46

26. Investments in associates and joint ventures

	Business	% ownership	December 31, 2025	Equity results in income statement	Dividends declared	Translation adjustment	Fair value remeasurement	Others	June 30, 2026
Associates and joint ventures
In Brazil
Anglo American Minério de Ferro do Brasil S.A.	Iron ore	15.00	649	23	–	–	–	–	672
Aliança Geração de Energia S.A.	Energy	30.00	240	9	(13)	–	–	6	242
Aliança Norte Energia Participações S.A.	Energy	51.00	66	(5)	–	4	–	–	65
Companhia Coreano-Brasileira de Pelotização	Pellets	50.00	88	8	–	5	–	–	101
Companhia Hispano-Brasileira de Pelotização	Pellets	50.89	44	2	(2)	4	–	–	48
Companhia Ítalo-Brasileira de Pelotização	Pellets	50.90	75	3	–	5	–	2	85
Companhia Nipo-Brasileira de Pelotização	Pellets	51.00	157	13	–	10	–	5	185
MRS Logística S.A.	Logistics	49.01	804	49	(34)	48	–	–	867
Samarco Mineração S.A. (note 23)	Pellets	50.00	–	–	–	–	–	–	–
VLI S.A.	Logistics	29.60	410	20	–	25	–	2	457
Others	–	–	60	(4)	–	4	28	2	90
Abroad
PT Vale Indonesia Tbk	Vale Base Metals	33.88	1,842	40	(15)	(2)	–	–	1,865
Vale Oman Distribution Center	Logistics	50.00	594	21	(28)	–	–	–	587
			5,029	179	(92)	103	28	17	5,264
Other results in associates and joint ventures				(43)
Equity results and other results in associates and joint ventures				136

47

27. Acquisitions and divestitures

Effects on the income statement

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2026	2025	2026	2025
Aliança Geração de Energia S.A.	27(a)	–	–	–	(117)
		–	–	–	(117)

a) Divestment of Aliança Geração de Energia S.A. (“Aliança”) – In March 2025, the Company signed an agreement with Global Infrastructure Partners for the sale of 70% of its stake in Aliança, including the operations of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant. As a result, the related assets and liabilities were classified as held for sale, and Vale recognized an impairment loss in the amount of US$117 in the income statement of the three-month period ended March 31, 2025, as "Impairment and other results related to non-current assets, net".

The transaction was completed in September 2025, when Vale lost control over Aliança, with the remaining 30% interest being accounted for as an investment in an associate using the equity method.

b) Thompson Operations, Canada (held for sale) – In January 2025, Vale announced a strategic review to explore alternatives related to Vale Base Metals’ global mining portfolio, including the intention to assess a potential divestment of its mining and exploration assets in Thompson, Manitoba, as part of a process to optimize and enhance the competitiveness of its integrated nickel portfolio.

In February 2026, the Company entered into a binding agreement to establish a new company, together with Exiro Minerals Corporation, Orion Resources Partners LP, and Canada Growth Fund Inc., collectively referred to as "the Investors”.

Under the terms of the agreement, Vale will hold an 18.9% equity interest in the new company through the contribution of the Thompson assets, including certain related obligations, and a cash contribution of up to US$15. The Investors will hold a combined 81.1% equity interest in the new company through a cash contribution of up to US$185.

The agreement also provides that the Company may receive an earn-out of up to US$200, payable over a period of up to 20 years, subject to the achievement of certain nickel price levels. Based on current estimates, Vale does not expect such milestones to be achieved.

The Company does not expect material effects resulting from the completion of the transaction, which is expected by the end of 2026, subject to customary regulatory and governmental approvals. Upon completion of the transaction, Vale's interest in the new company will be accounted for as an investment in an associate and subsequently measured using the equity method, due to the significant influence that the Company will exercise over the investee.

As a result of the aforementioned agreement, Vale classified the assets to be contributed and the liabilities to be transferred as non-current assets held for sale, as presented below.

June 30, 2026
Assets
Inventories	27
Total assets (i)	27

Liabilities
Asset retirement obligations (ii)	151
Leases	4
Employee benefits	26
Total liabilities	181

(i)The carrying amount of property, plant and equipment has been fully impaired since 2024.

(ii) Although the agreement provides for the transfer of the decommissioning obligations related to the Thompson operating assets, Vale will assume the obligation to reimburse such liability up to a limit of US$282 (CAD400 million). Accordingly, upon derecognizing the currently estimated liability of US$151 at the closing of the transaction, the Company will recognize a new liability in the same amount, related to the reimbursement obligation, which is within the limit established in the agreement.

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28. Employee benefits

		Current liabilities		Non-current liabilities
	Notes	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Payroll, related charges and other remunerations		812	1,014	–	–
Charges related to share-based payments	28(a)	5	51	–	–
Employee post-retirement obligation	28(b)	69	68	1,185	1,214
		886	1,133	1,185	1,214

a) Share-based payments

For the long-term incentive programs, the Company compensation plans include Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis in the income statement, with a corresponding entry in the equity, over the three-year required service period, net of estimated losses.

Matching Program

For the Matching program, the participants can acquire Vale’s common shares in the market. If the shares acquired are held for a period of three years, obeying the program rules, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired.

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date.

	2026 Program	2025 Program	2024 Program
Granted shares	1,870,710	2,453,783	2,244,659
Share price	16.07	10.13	12.02

Performance Shares Units (“PSU”)

Under the PSU, eligible executives can earn, after a three-year vesting cycle, an award in common shares conditioned to Vale's performance factor measured based on Total Shareholder Return ("TSR"), ROIC and Environmental, Social and Governance ("ESG") metrics.

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below, as well as the result used to calculate the expected value of the total performance factor.

	2026 Program	2025 Program	2024 Program
Granted shares	2,014,599	1,973,979	1,873,175
Date shares were granted	May 5, 2026	May 6, 2025	April 29, 2024
Share price	15.93	9.31	12.49
Expected volatility	28.12%	33.82%	35.60%
Expected term (in years)	3	3	3
Expected shareholder return indicator	94.04%	87.67%	66.95%
Expected performance factor	92.23%	104.25%	97.00%

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b) Employee post-retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

	June 30, 2026	December 31, 2025
Movements of assets ceiling
Balance at beginning of the period	997	860
Interest income	51	107
Changes on asset ceiling	(39)	(64)
Translation adjustment	38	94
Balance at end of the period	1,047	997

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(5,653)	(5,638)
Fair value of assets	5,542	5,471
Effect of the asset ceiling	(1,047)	(997)
Liabilities, net	(1,158)	(1,164)

Current assets	18	30
Non-current assets	78	88
Assets	96	118
Current liabilities	(69)	(68)
Non-current liabilities	(1,185)	(1,214)
Liabilities	(1,254)	(1,282)

29. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates mainly to sale of iron ore and right to use capacity on railroads. Cost and operating expenses mostly relate to the variable lease payments of the pelletizing plants. In June 2026, Vale renewed its contract with MRS for the rail transportation of iron ore, pellets, and related products from loading terminals in Minas Gerais to port terminals in Rio de Janeiro. The contract, effective until 2041, includes a take-or-pay clause under which Vale guarantees MRS the payment of 85% of the annual budgeted revenue based on the approved transportation program. The estimated nominal value of the contract is approximately US$8.4 billion (R$43.5 billion) over 15 years.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

The effects arising from the failure of the Fundão tailings dam, owned by the joint venture Samarco Mineração S.A., are presented in note 23, and the other effects associated with investments in joint ventures and associates are presented in note 26.

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a) Transactions with related parties

Three-month period ended June 30,	2026			2025
	Net operating revenue	Cost and other operating revenues and expenses	Financial result	Net operating revenue	Cost and other operating revenues and expenses	Financial result
Associates and Joint Ventures
Pelletizing companies (i)	–	(46)	(8)	–	(3)	(10)
MRS Logística S.A.	–	(128)	–	–	(112)	–
Norte Energia S.A.	–	(25)	–	–	(15)	–
Vale Oman Distribution Center	–	(86)	–	–	(62)	–
VLI	94	(9)	–	97	(10)	(1)
PTVI	–	(154)	–	–	(138)	–
Anglo American	–	(94)	5	–	(48)	7
Aliança Geração de Energia S.A.	–	(49)	–	–	–	–
Others	7	–	–	9	–	(6)
	101	(591)	(3)	106	(388)	(10)
Shareholders
Bradesco	–	–	(22)	–	–	105
Mitsui	30	–	–	27	–	–
Cosan	–	–	–	1	(8)	–
Banco do Brasil	–	–	27	–	–	–
	30	–	5	28	(8)	105
Total	131	(591)	2	134	(396)	95

Six-month period ended June 30,	2026			2025
	Net operating revenue	Cost and other operating revenues and expenses	Financial result	Net operating revenue	Cost and other operating revenues and expenses	Financial result
Associates and Joint Ventures
Pelletizing companies (i)	–	(77)	(17)	–	(29)	(20)
MRS Logística S.A.	–	(217)	–	–	(214)	–
Norte Energia S.A.	–	(52)	–	–	(28)	–
Vale Oman Distribution Center	–	(127)	–	–	(127)	–
VLI	173	(17)	–	165	(22)	(2)
PTVI	–	(313)	–	–	(297)	–
Anglo American	–	(166)	9	–	(48)	7
Aliança Geração de Energia S.A.	–	(107)	–	–	–	–
Others	14	–	–	16	–	(3)
	187	(1,076)	(8)	181	(765)	(18)
Shareholders
Bradesco	–	–	18	–	–	234
Mitsui	64	–	–	61	–	–
Cosan	–	–	–	8	(16)	–
Banco do Brasil	–	–	53	–	–	–
	64	–	71	69	(16)	234
Total	251	(1,076)	63	250	(781)	216

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

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b) Outstanding balances with related parties

	Assets
	June 30, 2026			December 31, 2025
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Associates and Joint Ventures
Pelletizing companies (i)	–	–	–	–	–	7
MRS Logística S.A.	–	–	43	–	–	9
VLI	–	74	–	–	41	–
PTVI	–	–	–	–	1	–
Anglo American	–	–	253	–	–	254
Others	–	7	9	–	6	9
	–	81	305	–	48	279
Shareholders
Bradesco	786	–	78	1,003	–	82
Banco do Brasil	41	–	63	186	–	9
Mitsui	–	28	–	–	49	–
	827	28	141	1,189	49	91
Pension plan	–	27	–	–	18	–
Total	827	136	446	1,189	115	370

	Liabilities
	June 30, 2026		December 31, 2025
	Supplier and contractors	Other liabilities	Supplier and contractors	Other liabilities
Associates and Joint Ventures
Pelletizing companies (i)	66	216	28	235
MRS Logística S.A.	19	–	25	–
Vale Oman Distribution Center	45	–	49	–
VLI	2	113	3	81
PTVI	50	–	58	–
Anglo American	55	–	28	–
Others	40	–	43	–
	277	329	234	316
Shareholders
Bradesco	–	–	–	24
Banco do Brasil	–	1	–	–
	–	1	–	24
Total	277	330	234	340

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

c) Key management personnel compensation

During the six-month period ended June 30, 2026, the compensation of the Company’s key management personnel, including share-based payments, was US$14 (2025: US$15).

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Basis of preparation and other requirements

Vale São Luís Botanical Park
Photo: Isaque Junior

53

30. Basis of preparation of condensed consolidated interim financial statements

The condensed consolidated interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). All material information for the interim financial statements, and only this information, are presented consistently with those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be read together with the financial statements for the year ended December 31, 2025. All accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Board of Directors on July 30, 2026.

a) Functional currency and presentation currency

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company it is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in the United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended June 30,		Six-month period ended June 30,
	June 30, 2026	December 31, 2025	2026	2025	2026	2025
US Dollar ("US$")	5.1766	5.5024	5.0494	5.6661	5.1543	5.7591
Canadian dollar ("CAD")	3.6442	4.0187	3.6469	4.0932	3.7403	4.0867
Euro ("EUR")	5.9106	6.4692	5.8703	6.4236	6.0107	6.2922

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Report of independent registered public accounting firm

To the shareholders and Board of Directors of

Vale S.A.

Results of review of interim
financial statements

We have reviewed the accompanying condensed consolidated interim statement of financial position of Vale S.A. and its subsidiaries (the "Company") as of June 30, 2026, and the related condensed consolidated interim income statements and statements of comprehensive income for the three-month and six-month periods ended June 30, 2026 and June 30, 2025 and the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2026 and June 30, 2025, including the related notes (collectively referred to as the "interim financial statements"). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of December 31, 2025, and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended (not presented herein), and in our report dated February 12, 2026, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2025, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for review results

These interim financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Rio de Janeiro, July 30, 2026

/s/ PricewaterhouseCoopers
Auditores Independentes Ltda.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 23, 2026		Director of Investor Relations